UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.2)*


DEERFIELD TRIARC CAPITAL CORP.
----------------------------------------------------------------------
(Name of issuer)


COMMON, $0.001 PAR VALUE PER SHARE
----------------------------------------------------------------------
(Title of class of Securities)


244572301
--------------
(CUSIP Number)


9 March 2006
----------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(3), 240.1d-1(f)
or 240.13d-1(g), check the following box. [    ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP NO. 244572301					Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON
		ROSS FINANCIAL CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
    									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION - CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			8,655,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		8,655,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		8,655,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
	EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		16.8%
14.	TYPE OF REPORTING PERSON*
		CO-CORPORATION











CUSIP NO. 244572301					Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON
		KENNETH B. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION - BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			8,655,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		8,655,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		8,655,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		16.8%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL






CUSIP No. 244572301					Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON
		STS, INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION -CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			8,655,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		8,655,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		8,655,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		16.8%
14.	TYPE OF REPORTING PERSON
		HC-PARENT HOLDING COMPANY






CUSIP No. 244572301					Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON
		WILLIAM AND CLAIRE DART FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    									    (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER			2,173,600

8.  	SHARED VOTING POWER			-0-

9.  	SOLE DISPOSITIVE POWER		2,173,600

10.  	SHARED DISPOSITIVE POWER		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		2,173,600 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		4.2%
14.	TYPE OF REPORTING PERSON
		OO-PRIVATE FOUNDATION






CUSIP NO. 244572301					Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON
		RUSHMORE INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
    									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION - CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			    182,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		    182,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		182,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		.4%
14.	TYPE OF REPORTING PERSON*
		CO-CORPORATION





CUSIP NO. 244572301					Page 7 of 11 Pages

1.	NAME OF REPORTING PERSON
		ROBERT C. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION - BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			182,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		182,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		182,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		.4%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL







CUSIP No. 244572301					Page 8 of 11 Pages

ITEM l.  SECURITY AND ISSUER
		COMMON STOCK
		DEERFIELD TRIARC CAPITAL CORP.
		8700 WEST BRYN MAWR AVENUE, 12TH FLOOR
		CHICAGO, IL  60631

ITEM 2.  REPORTING PERSONS
Ross Financial Corporation, P. O. Box 31363SMB, Grand Cayman, Cayman Islands, BWI, a Cayman Islands company, owns an investment portfolio.

STS, Inc., P. O. Box 31363SMB, Grand Cayman, Cayman Islands, BWI, a Cayman Islands company, is a holding company which owns all of the outstanding stock of Ross Financial Corporation.

Kenneth B. Dart, P. O. Box 31300SMB, Grand Cayman, Cayman Islands, BWI, a Belize citizen and businessman, is the beneficial owner of all of the outstanding stock of STS, Inc. Mr. Dart is also the President of Dart Container Corporation, a seller of food service products, of
P. O. Box 31372SMB, Grand Cayman, Cayman Islands, BWI.

The William and Claire Dart Foundation, 500 Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.

Rushmore Investments Ltd., P. O. Box 30229SMB, Grand Cayman, Cayman Islands, BWI, a Cayman Islands company, owns an investment portfolio.

Robert C. Dart, P. O. Box 30229SMB, Grand Cayman, Cayman Islands, BWI, a Belize citizen and businessman, is the beneficial owner of all of the outstanding stock of Rushmore Investments Ltd. Mr. Dart is also the Chief Executive Officer of Dart Container Corporation, a seller of food service products, of P. O. Box 31372SMB, Grand Cayman, Cayman Islands, BWI.

The reporting persons listed above are filing jointly because they may be regarded as a group. However, (a) Ross Financial Corporation, Rushmore Investments Ltd. and the William and Claire Dart Foundation each disclaim beneficial ownership of the shares owned by the others, (b) Kenneth B. Dart and STS Inc. disclaim beneficial ownership of the shares owed by Rushmore Investments Ltd. and the William and Claire Dart Foundation, and (c) Robert C. Dart disclaims beneficial ownership of the shares owned by Ross Financial Corporation and the William and Claire Dart Foundation.

Each of the reporting persons disclaims membership in a group, and this filing shall not constitute an acknowledgement that the filing persons constitute a group.

In the last five years, none of the reporting persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the reporting persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.





CUSIP No. 244572301					Page 9 of 11 Pages

ITEM 3.  SOURCE OF FUNDS
Ross Financial Corporation invests on its own behalf. Its source of funds for this investment is cash held in its portfolio.

Rushmore Investments Ltd. invests on its own behalf. Its source of funds for this investment is cash held in its portfolio.

The William and Claire Dart Foundation is a private charitable foundation. It invests its undistributed funds in its own investment portfolio. Its source of funds for this investment is cash held in its portfolio.

None of the funds invested are borrowed.

ITEM 4.  PURPOSE OF TRANSACTION
The purpose of the investment for each of the reporting persons is income from the anticipated dividend stream and from increases in the stock value. The reporting persons have no other plans or proposals with respect to the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Item 5(a)
Reporting Person		Shares Beneficially Owned	Percentage
Ross Financial Corporation	8,655,000			16.8%
STS, Inc.				8,655,000			16.8%
Kenneth B. Dart			8,655,000			16.8%
William and Claire
	Dart Foundation		2,173,600			4.2%
Rushmore Investments Ltd.	  182,000			0.4%
Robert C. Dart 			  182,000			0.4%

Item 5(b)
Ross Financial Corporation	8,655,000 shares over which there
	are shared voting and dispositive powers.
STS, Inc.	8,655,000 shares over which there are shared voting
	and dispositive powers
Kenneth B. Dart  8,655,000 shares over which there are shared voting
	and dispositive powers
William and Claire Dart Foundation    2,173,600 shares over which
	there is sole voting and dispositive power
Rushmore Investments Ltd.  182,000 shares over which there are
	shared voting and dispositive powers.
Robert C. Dart   182,000 shares over which there are shared voting
	and dispositive powers.

Item 5(c)
Since the last Schedule 13D was filed, Rushmore Investments Ltd. has purchased the following shares through a broker:

Date		Quantity	Price
9 Mar 06	22,000	12.90
9 Mar 06	 3,400	12.94
9 Mar 06	22,600	12.95
9 Mar 06	   200	12.99
9 Mar 06	23,800	13.00
10 Mar 06	   300	12.94
10 Mar 06	29,700	12.95
10 Mar 06	   600	12.97
10 Mar 06	 1,300	12.98
10 Mar 06	   500	12.99
10 Mar 06	47,600	13.00
13 Mar 06	   100	12.90  The trade date for the last four
13 Mar 06	 1,000	12.92  transactions was inadvertently reported
13 Mar 06	 2,000	12.93  in the former Amendment as 11 March.
13 Mar 06 	26,900	12.95  This filing corrects the trade dates.


CUSIP No. 244572301					Page 10 of 11 Pages


Items 5(d) and (e) - Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	None.

ITEM 7.  N/A






SIGNATURE.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ROSS FINANCIAL CORPORATION
BY:  Kenneth B. Dart, Director
13 March 2006


STS, INC.
BY:  Kenneth B. Dart, Director
13 March 2006


KENNETH B. DART
13 March 2006


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart
13 March 2006


RUSHMORE INVESTMENTS LTD.
BY:  Mark VanDevelde, Director
13 March 2006


ROBERT C. DART
13 March 2006







CUSIP No. 244572301					Page 11 of 11 Pages


EXHIBIT A
JOINT FILING AGREEMENT


The undersigned agree to the joint filing of Form 13D (including any and all amendments thereto) with respect to the shares of Common stock of Deerfield Triarc Capital Corp. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.


ROSS FINANCIAL CORPORATION
BY:  Kenneth B. Dart, Director
13 March 2006


STS, INC.
BY:  Kenneth B. Dart, Director
13 March 2006


KENNETH B. DART
13 March 2006


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart
13 March 2006


RUSHMORE INVESTMENTS LTD.
BY:  Mark VanDevelde, Director
13 March 2006


ROBERT C. DART
13 March 2006